Exhibit 99.2

Auna S.A. and Subsidiaries Condensed Consolidated Interim Financial Statements March 31, 2025

Auna S.A. and Subsidiaries

Condensed Consolidated Interim Financial Statements

March 31, 2025

Auna S.A. and Subsidiaries
Condensed Consolidated Interim Statement of Financial Position
As of March 31, 2025 and December 31, 2024

In thousands of soles	March 31, 2025	December 31, 2024	In thousands of soles	March 31, 2025	December 31, 2024
Assets			Liabilities
Current assets			Current liabilities
Cash and cash equivalents	201,017	235,745	Loans and borrowings	764,811	654,233
Trade accounts receivable	1,017,619	961,886	Lease liabilities	34,230	32,459
Other assets	261,307	253,283	Trade accounts payable	910,696	931,265
Inventories	120,339	143,764	Other accounts payable	278,206	289,563
Derivative financial instruments	2,040	8,962	Provisions	10,999	12,246
Other investments	97,767	100,228	Derivative financial instruments	22,570	15,273
Total current assets	1,700,089	1,703,868	Insurance contract liabilities	14,691	10,098
			Deferred income	124	138
Non-current assets			Total current liabilities	2,036,327	1,945,275
Trade accounts receivable	614	571
Other assets	24,990	24,433	Non-current liabilities
Investments in associates and joint venture	27,344	25,405	Loans and borrowings	2,830,567	2,965,541
Property, furniture, and equipment	2,276,781	2,280,123	Lease liabilities	105,472	115,429
Intangible assets	2,645,777	2,656,888	Trade accounts payable	2,414	2,741
Right-of-use assets	125,983	131,062	Other accounts payable	87,885	73,150
Investment properties	6,023	6,058	Derivative financial instruments	39,852	27,097
Derivative financial instruments	60,550	58,510	Deferred tax liabilities	296,690	328,370
Deferred tax assets	201,967	193,520	Deferred income	155	177
Other investments	293	282	Total non-current liabilities	3,363,035	3,512,505
Total non-current assets	5,370,322	5,376,852	Total liabilities	5,399,362	5,457,780

			Equity
			Share capital	17,389	17,387
			Share premium	1,209,715	1,208,586
			Reserves	529,771	524,776
			Retained losses	(238,107)	(273,533)
			Equity attributable to the owner of the Company	1,518,768	1,477,216
			Non-controlling interest	152,281	145,724
			Total equity	1,671,049	1,622,940
Total assets	7,070,411	7,080,720	Total liabilities and equity	7,070,411	7,080,720

Auna S.A. and Subsidiaries
Condensed Consolidated Interim Statement of Profit or Loss and Other Comprehensive Income
For the three months ended March 31, 2025 and 2024

In thousands of soles	Three-month period ended March 31
	2025	2024
Revenue
Insurance revenue	268,127	252,196
Healthcare services revenue	694,476	751,178
Sale of medicines	79,266	72,655
Total revenue from contracts with customers	1,041,869	1,076,029
Cost of sales and services	(660,248)	(661,634)
Gross profit	381,621	414,395
Selling expenses	(53,606)	(53,251)
Administrative expenses	(182,452)	(190,927)
(Loss) reversal for impairment of trade receivables	(15,651)	196
Other income	9,262	11,464
Operating profit	139,174	181,877
Finance income	5,713	5,824
Finance income from exchange difference	37,097	2,915
Finance costs	(123,229)	(176,675)
Finance costs from exchange difference	-	-
Net finance cost	(80,419)	(167,936)
Share of profit of equity-accounted investees	2,772	2,239
Profit before tax	61,527	16,180
Income tax expense	(23,564)	(24,516)
Profit (loss) for the period	37,963	(8,336)
Other comprehensive income
Items that are or may be reclassified subsequently to profit or loss
Cash flow hedges	(17,379)	(9,378)
Foreign operations – foreign currency translation differences	18,529	48,812
Other investments at FVOCI – net change in fair value	784	-
Income tax	5,487	1,987
Other comprehensive income for the period, net of tax	7,421	41,421
Total comprehensive income for the period	45,384	33,085
Income (loss) attributable to:
Owner of the Company	35,426	(13,335)
Non-controlling interest	2,537	4,999
	37,963	(8,336)
Total comprehensive income attributable to:
Owner of the Company	38,827	25,729
Non-controlling interest	6,557	7,356
	45,384	33,085
Earnings per share
Basic and diluted earnings per share	0.48	(0.28)

Auna S.A. and Subsidiaries
Condensed Consolidated Interim Statement of Changes in Equity
For the three months ended March 31, 2025 and 2024

	Equity attributable to the owner of the Company
In thousands of soles	Share capital	Share premium	Other capital reserve	Translation reserve	Cost of hedging reserve	Hedging reserve	Merger and other reserves	Shared- based payment reserve	Retained earnings (losses)	Total	Non- controlling interest	Total equity
Balances as of December 31, 2023	8,820	-	79,782	140,066	6,422	(29,548)	1,626,642	-	(366,899)	1,465,285	311,281	1,776,566
Balances as of January 1, 2024	8,820	-	79,782	140,066	6,422	(29,548)	1,626,642	-	(366,899)	1,465,285	311,281	1,776,566
Profit for the year	-	-	-	-	-	-	-	-	(13,335)	(13,335)	4,999	(8,336)
Other comprehensive loss the year	-	-	-	46,455	(6,569)	(822)	-		-	39,064	2,357	41,421
Total comprehensive loss for the year	-	-		46,455	(6,569)	(822)	-	-	(13,335)	25,729	7,356	33,085
Issuance of common stock, net of issuance costs	1,112	1,208,496	-	-	-	-		-		1,209,608	-	1,209,608
Capitalization of merger reserve	7,453	-	-	-	-	-	(7,453)	-	-	-	-	-
Acquisition of non-controlling interest	-	-	-	18,909	-	-	(1,076,628)	-	-	(1,057,719)	(159,910)	(1,217,629)
Change in fair value of put and call liability	-	-		-	-	-	(2,405)			(2,405)	-	(2,405)
Equity-settled share-based payment	-	-	-	-	-	-	-	-	279	279	-	279
Total transactions with the owners of the Company	8,565	1,208,496	-	18,909	-	-	(1,086,486)	-	279	149,763	(159,910)	(10,147)
Balances as of March 31, 2024	17,385	1,208,496	79,782	205,430	(147)	(30,370)	540,156	-	(379,955)	1,640,777	158,727	1,799,504
Balances as of December 31, 2024	17,387	1,208,586	93,012	(232,770)	15,392	(36,494)	676,491	9,145	(273,533)	1,477,216	145,724	1,622,940
Profit for the year	-	-	-	-	-	-	-	-	35,426	35,426	2,537	37,963
Other comprehensive loss the year	-	-	-	14,509	(17,839)	5,947	784	-		3,401	4,020	7,421
Total comprehensive loss for the year	-	-	-	14,509	(17,839)	5,947	784	-	35,426	38,827	6,557	45,384
Issuance of shares	2	1,129	-	-	-	-	-	(1,131)	-	-	-	-
Equity-settled share-based payment	-	-	-	-	-	-	-	2,725	-	2,725	-	2,725
Total transactions with the owners of the Company	2	1,129	-	-	-	-	-	1,594	-	2,725	-	2,725
Balances as of March 31, 2025	17,389	1,209,715	93,012	(218,261)	(2,447)	(30,547)	677,275	10,739	(238,107)	1,518,768	152,281	1,671,049

Auna S.A. and Subsidiaries
Condensed Consolidated Interim Statement of Cash Flows
For the three months ended March 31, 2025 and 2024

	Three-month period ended March 31
In thousands of soles	2025	2024
Cash flows from operating activities
(Loss) profit for the period	37,963	(8,336)
Adjustments for:
Depreciation	28,310	29,975
Depreciation of right-of-use assets	6,914	6,788
Amortization	18,160	19,671
(Reversal) Impairment of inventories	120	(1,039)
Equity-settled share-based payment transactions	2,725	279
Gain on disposal of property, furniture, and equipment	184	175
Gain on disposal of right-of-use assets net of leases liabilities	-	60
Reversal (loss) for impairment of trade receivables	15,651	(196)
Share of profit of equity-accounted investees	(2,772)	(2,239)
Provisions	470	257
Finance income	(42,810)	(8,739)
Finance costs	123,229	176,675
Tax expense	23,564	24,516
Net changes in assets and liabilities:
Trade accounts receivable and other assets	(64,073)	(109,174)
Inventories	25,163	6,140
Trade accounts payable and other accounts payable	(15,745)	52,223
Provisions and employee benefits	(1,675)	(1,144)
Insurance contract liabilities	4,597	10,621
Cash generated from operating activities	159,975	196,513
Income tax paid	(58,498)	(47,206)
Interest received	4,538	5,010
Net cash from operating activities	106,015	154,317
Cash flows from investing activities
Payment for accounts payable to former shareholder	(11,193)	-
Purchase of properties, furniture, and equipment	(31,932)	(18,130)
Proceeds from sale of property, furniture, and equipment	72	-
Purchase of intangibles	(16,839)	(8,372)
Purchase of other investments, net of sales	1,612	(4,467)
Payment for contingent consideration	(5,409)	-
Net cash used in investing activities	(63,689)	(30,969)
Cash flows from financing activities
Proceeds from issuance of common stock in initial public offering, net of issuance costs	-	1,267,794
Payments of initial public offering costs	-	(5,806)
Proceeds from loans and borrowings	339,945	161,637
Payment for loans and borrowings	(330,223)	(163,652)
Payment for lease liabilities	(11,235)	(11,199)
Payment for derivatives premiums	(1,208)	(1,168)
Payment for costs of extinguishment of debt	-	(15,837)
Interest paid	(75,294)	(88,118)
Proceeds from settlement of derivatives - interest rate swaps	182	-
Acquisition of non-controlling interest	-	(1,202,825)
Net cash used in financing activities	(77,833)	(59,174)
Net increase in cash and cash equivalents	(35,507)	64,174
Cash and cash equivalents at January 1	235,745	241,133
Effect of movements in exchange rates on cash held	779	8,137
Cash and cash equivalents at March 31	201,017	313,444
Transactions not representing cash flows
Assets acquired through finance lease and other financing	742	869
Assets acquired from suppliers in installments	9,270	1,619

Auna S.A. and Subsidiaries
Notes to the Condensed Consolidated Interim Financial Statements
March 31, 2025

Operating Segments

A.	Basis for segmentation

The Group has determined four reportable segments. These operating segments are components of a company about which separate financial information is available that is regularly evaluated by the Board of Directors (Chief operating decision maker) in deciding how to allocate resources and assess performance.

The following summary describes the operations of each reportable segment.

Reportable segments	Operations
Oncosalud Peru	Including our prepaid oncologic healthcare plans and healthcare services related to the treatment of cancer.
Healthcare services in Peru	Corresponds to medical services within the network of clinics and health centers in Peru.
Healthcare services in Colombia	Corresponds to medical services within the network of clinics and health centers in Colombia.
Healthcare services in Mexico	Corresponds to medical services within the network of clinics and health centers, and the insurance business in Mexico.

B.	Information about reportable segments

Information related to each reportable segment is set out below. Segment profit (loss) before tax is used to measure performance because the chief operating decision maker believes that this information is the most relevant for the Group.

Auna S.A. and Subsidiaries
Notes to the Condensed Consolidated Interim Financial Statements
March 31, 2025

For the three months period ended March 31, 2025:

In thousands of soles	Reportable segments
	Oncosalud Peru	Healthcare services in Peru	Healthcare services in Colombia	Healthcare services in Mexico	Total reportable segments	Holding and eliminations	Total
2025
External revenues	272,823	187,377	338,793	242,876	1,041,869	-	1,041,869
Inter-segment revenue (i)	7,953	76,043	-	-	83,996	(83,996)	-
Segment revenue	280,776	263,420	338,793	242,876	1,125,865	(83,996)	1,041,869
External cost of service	(78,287)	(172,296)	(251,135)	(158,530)	(660,248)	-	(660,248)
Inter-segment cost of service (i)	(74,900)	(7,623)	-	-	(82,523)	82,523	-
Segment cost of service	(153,187)	(179,919)	(251,135)	(158,530)	(742,771)	82,523	(660,248)
Gross profit	127,589	83,501	87,658	84,346	383,094	(1,473)	381,621
External selling expenses	(44,991)	(5,148)	(1,259)	(2,190)	(53,588)	(18)	(53,606)
Segment selling expenses	(44,991)	(5,148)	(1,259)	(2,190)	(53,588)	(18)	(53,606)
External administrative expenses	(19,505)	(28,306)	(45,469)	(51,653)	(144,933)	-	(144,933)
Inter-segment administrative expenses	(103)	(1,649)	-	-	(1,752)	1,752	-
Corporate expenses	(15,675)	(15,365)	(2,876)	(1,735)	(35,651)	(1,868)	(37,519)
Segment administrative expenses	(35,283)	(45,320)	(48,345)	(53,388)	(182,336)	(116)	(182,452)
Impairment losses on trade receivables	(407)	(4,996)	(9,604)	(511)	(15,518)	(133)	(15,651)
Other income	3,333	1,890	1,201	5,765	12,189	(2,927)	9,262
Inter-segment other income	-	-	-	-	-	-	-
Other income	3,333	1,890	1,201	5,765	12,189	(2,927)	9,262
Segment operating profit (loss)	50,241	29,927	29,651	34,022	143,841	(4,667)	139,174
Share of profit of equity accounted investees, net of taxes	1,109	-	1,663	-	2,772	-	2,772
Exchange difference, net	(908)	1,656	25,618	(843)	25,523	11,574	37,097
Interest expense, net	(6,030)	(9,948)	(24,442)	(46,479)	(86,899)	(30,617)	(117,516)
Segment profit (loss) before tax	44,412	21,635	32,490	(13,300)	85,237	(23,710)	61,527
Other disclosures
Depreciation and amortization	(8,659)	(11,522)	(9,808)	(20,777)	(50,766)	(2,618)	(53,384)
Capital expenditure	(4,086)	(16,580)	(2,626)	(15,008)	(38,300)	(1,943)	(40,243)
Segment assets	2,277,885	1,041,349	2,341,241	2,980,865	8,641,340	(1,570,929)	7,070,411
Segment liabilities	1,096,096	638,043	1,353,343	1,825,125	4,912,607	486,755	5,399,362

Auna S.A. and Subsidiaries
Notes to the Condensed Consolidated Interim Financial Statements
March 31, 2025

For the three months period ended March 31, 2024:

In thousands of soles	Reportable segments
	Oncosalud Peru	Healthcare services in Peru	Healthcare services in Colombia	Healthcare services in Mexico	Total reportable segments	Holding and eliminations	Total
2024
External revenues	244,841	173,859	348,886	308,443	1,076,029	-	1,076,029
Inter-segment revenue (i)	8,595	67,067	-	-	75,662	(75,662)	-
Segment revenue	253,436	240,926	348,886	308,443	1,151,691	(75,662)	1,076,029
External cost of service	(75,709)	(162,010)	(259,847)	(164,068)	(661,634)	-	(661,634)
Inter-segment cost of service (i)	(67,191)	(7,970)	-	-	(75,161)	75,161	-
Segment cost of service	(142,900)	(169,980)	(259,847)	(164,068)	(736,795)	75,161	(661,634)
Gross profit	110,536	70,946	89,039	144,375	414,896	(501)	414,395
External selling expenses	(41,148)	(4,512)	(1,731)	(5,700)	(53,091)	(160)	(53,251)
Segment selling expenses	(41,148)	(4,512)	(1,731)	(5,700)	(53,091)	(160)	(53,251)
External administrative expenses	(17,449)	(25,670)	(48,290)	(66,411)	(157,820)	-	(157,820)
Inter-segment administrative expenses	(77)	(499)	-	-	(576)	576	-
Corporate expenses	(14,840)	(15,076)	(2,952)	(2,230)	(35,098)	1,991	(33,107)
Segment administrative expenses	(32,366)	(41,245)	(51,242)	(68,641)	(193,494)	2,567	(190,927)
Impairment losses on trade receivables	85	242	(3)	(205)	119	77	196
Other income	600	1,483	1,684	8,097	11,864	(400)	11,464
Inter-segment other income	1,732	5	-	-	1,737	(1,737)	-
Other income	2,332	1,488	1,684	8,097	13,601	(2,137)	11,464
Segment operating profit (loss)	39,439	26,919	37,747	77,926	182,031	(154)	181,877
Share of profit of equity accounted investees, net of taxes	1,013	-	1,226	-	2,239	-	2,239
Exchange difference, net	(1,605)	(1,422)	(1,222)	6,799	2,550	364	2,914
Interest expense, net	(6,242)	(11,536)	(29,485)	(96,271)	(143,534)	(27,316)	(170,850)
Segment profit (loss) before tax	32,605	13,961	8,266	(11,546)	43,286	(27,106)	16,180
Other disclosures
Depreciation and amortization	(7,808)	(10,240)	(10,671)	(25,563)	(54,282)	(2,152)	(56,434)
Capital expenditure	(3,530)	(6,566)	(8,999)	(4,107)	(23,202)	(2,551)	(25,753)
Segment assets	2,148,373	911,477	2,475,809	3,866,625	9,402,284	(1,501,878)	7,900,406
Segment liabilities	1,082,933	577,162	1,544,164	2,425,685	5,629,944	470,958	6,100,902

(i)	Inter-segment cost of service (claims expense) from the Oncosalud Peru segment and intersegment revenue from our Healthcare Services in Peru segment are presented on a gross basis by adding the corresponding profit margin markup by our Healthcare Services in Peru segment and vice versa. Likewise, our Oncosalud Peru segment consolidates Oncocenter Perú S.A.C., a subsidiary providing healthcare services related to the exclusive treatment of cancer. In the separate financial statements of Oncocenter Perú S.A.C., the revenue mainly consists of the insurance claims expense recorded as cost of sales in the separate financial statements of Oncosalud S.A.C., our insurance subsidiary that is also consolidated in Oncosalud Peru segment. In the segment consolidation process, the related revenues from such healthcare services are eliminated with the corresponding claims expense of our insurance subsidiary Oncosalud S.A.C., while the external cost (third parties) of services incurred by Oncocenter Perú S.A.C. remains.